SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Changes in the Board of Directors and in the Executive Board

(Rio de Janeiro, September 21, 2007). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that on this date, pursuant to the terms of Art. 20 of its Articles of Incorporation, the Board of Directors named Ms. Maria das Graças Silva Foster as the Director for Gas & Energy. Ms. Graça is stepping-down from the presidency of BR Distribuidora to take the place of Mr. Ildo Luís Sauer.

The Board of Directors accepted, on this date, the resignation of Board Member Mr. Roger Agnelli.

Ms. Graça is a career Petrobras professional. A graduate in Chemical Engineering from the Federal Fluminense University (UFF), she holds a Master’s Degree in Nuclear Engineering from the Federal University of Rio de Janeiro (COPPE/UFRJ), and an MBA in Economics from the Getúlio Vargas Foundation.

She had been serving as the President of Petrobras Distribuidora S.A. since May 2006. Previously, she had performed as the President of Petroquisa, a position she took over in September 2005. In that period, she also accumulated the position Director for Investor Relations for that company. Simultaneously, she was also the Executive Manager for Petrochemicals and Fertilizers, connected to Petrobras’ Downstream Board.

From January 2003 to May 2006, Ms. Graça was the Mines & Energy Ministry’s Secretary for Oil, Natural Gas, and Renewable Fuels. In that interval, via Presidential Decrees, Ms. Graça also performed as the Interministerial coordinator for the Federal Government’s Biodiesel Program: Biodiesel Production and Use; and as the National Executive Secretary for the Federal Government’s Program for the National Oil Industry’s Mobilization (PROMINP).

Before that, she had already held managerial positions at the Gas & Energy Business Unit and at the Leopoldo Miguez de Mello Research & Development Center (CENPES), at Petrobras, in addition to at the Transportadora Brasileira do Gasoduto Bolívia-Brasil (TBG).

We also announce Mr. José Eduardo de Barros Dutra has been appointed president of Petrobras Distribuidora.

Mr. Dutra holds a degree in geology from the Rio de Janeiro Federal Rural University, obtained in 1979. He was elected member of Petrobras S.A.’s Board of Directors by the company’s Extraordinary General Assembly held on January 2 2003 and, the next day, he took over as president, a position he was appointed to by the Board of Directors. He was also elected member of Petrobras Distribuidora (BR) Board of Directors, for the same period. Mr. Dutra was the president of the Board of Directors of Petrobras Transporte S.A. (Transpetro), Petrobras Química S.A. (Petroquisa), Petrobras Gás S.A. (Gaspetro), Petrobras Energía S.A. (Pesa), and Petrobras Energía Participaciones S.A. (Pepsa), until he resigned from those positions on July 22, 2005.

   www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.